Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST ANNOUNCES ADDITION OF A STRATEGIC QUÉBEC

BUSINESS LEADER TO ITS BOARD OF DIRECTORS

Toronto, May 1st, 2014 – Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) is pleased to announce the appointment of Pierre Lortie as a Director of the Company. His experience and background will be of immense benefit to Quest as the company develops its Strange Lake Project.

Pierre Lortie is a Senior Business Advisor at Dentons, a major international law firm recognized as a leader in corporate law. He is a Director of Element Financial Corporation, Group Canam Inc., and Lamêlée Iron Ore Ltd. Mr. Lortie joined the law firm after a distinguished career as a corporate leader, serving as President and COO of Bombardier Transportation, President and COO of Bombardier Capital, President and COO of Bombardier International, and President of Bombardier Aerospace, Regional Aircraft. He was Chairman, President and CEO of Provigo Inc., President and CEO of the Montreal Stock Exchange and a Senior Partner of Secor Inc.

Mr. Lortie received an M.B.A. with honours from the University of Chicago, a license in applied economics from the Université Louvain in Belgium, and a Bachelor’s degree in applied sciences (engineering physics) from Université Laval, Canada. He was awarded a Doctorate Honoris Causa in civil law from Bishop’s University. He was elected Fellow of the Canadian Academy of Engineering in 1988 and he was appointed Member of the Order of Canada in 2001.

“The addition of Pierre to our Board marks a significant milestone for Quest in its commitment to develop the Strange Lake project. His extensive experience with the development of the Bloom Lake mining project by Consolidated Thompson Iron Mines, as well as his outstanding corporate track record in Canada and internationally will be of enormous value and assistance to Quest,” Peter Cashin, President and CEO of the Company said. “Quest recently announced the results of a Preliminary Economic Assessment (“PEA”) based on a revised development plan for the Strange Lake project which significantly reduces our operational, market, and financial risks and demonstrates its long-term viability. We look forward to benefit from Pierre’s vast experience, strategic knowledge and Québec, Canadian and international networks as we develop new relationships for this exciting project.”

Quest continues to work diligently towards completing a full feasibility study by mid-2016 including the intensive metallurgical test work underway at SGS Lakefield. The robust PEA supports the viability of developing Strange Lake, one of the world’s largest known rare earth deposits outside of China, containing the significant quantities of the five major heavy rare earth elements which are strategic and critical to global industry.

About Quest

Quest Rare Minerals Ltd. (“Quest”) is an integrated Canadian-based development company focused on the advancement of its flagship Strange Lake property (rare earth-zirconium-niobium) in northeastern Québec and the construction of a processing facility in Bécancour, Québec. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-experienced management and technical team with a proven track record. Quest believes that its Strange Lake project has the potential to become an important long-term supplier of rare earth elements (REE). In addition, Quest has announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project in northeastern Québec, and is advancing the Misery Lake project. Quest continues to pursue high-value project opportunities throughout North America.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, including the development of the Strange Lake Rare Earth Project, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 24, 2014, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2013, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL: www.questrareminerals.com

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